Exhibit 99.2

TRILLION ENERGY INTERNATIONAL CLARIFIES WARRANT

ACCELERATION ANNOUNCEMENT

October 24, 2022 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion”, “we” or the “Company””) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62). On October 21, 2022, we announced the acceleration of certain share purchase warrants issued during March 2021 (the “March 2021 Warrants”). The Company wishes to make the following clarification and correction of the October 21, 2022 news release.

The original news release stated that there was an aggregate of 12,025,997 of the 2021 March Warrants that have yet to be exercised, however, it should have read that there was an aggregate of 6,093,080 of the 2021 March Warrants yet to be exercised, of which 2,125,000 are exercisable at CAD$0.10 per share, 1,860,000 are exercisable at CAD$0.12 per share, 1,108,080 are exercisable at US$0.08 per share and 1,000,000 are exercisable at US$0.16 per share. If all of these remaining warrants are exercised the Company will receive proceeds of CAD $740,346.

Each March 2021 Warrants is exercisable to acquire one common share of the Company. The expiry date of the March 2021 Warrants is accelerated to November 21, 2022 (the “Accelerated Expiry Date”). Any March 2021 Warrants that remain unexercised by 5:00 p.m. (Pacific Time) on the Accelerated Expiry Date will expire and be cancelled.

None of the warrants issued after March 2021 are subject to acceleration at this time. For warrants issued after March 2021 the expiry date set out in the warrant certificate continues to apply.

Arthur Halleran CEO of Trillion stated:

“By accelerating the warrants now, it allows the Company to put the proceeds of the warrant exercise to work by building value for shareholders in the SASB work program. With strong drilling results expected later this month and the given current liquidity of the Company’s trading shares, we expect the market for our stock will not be materially impacted”

About the Company

Trillion Energy is an oil and gas producer with assets in Turkey and Bulgaria. The Company is 49% owner of the SASB natural gas field, one of the Black Sea’s first and largest-scale natural gas development projects; a 19.6% (except three wells with 9.8%) interest in the Cendere oil field; and in Bulgaria, the Vranino 1-11 block, a prospective unconventional natural gas property. More information may be found on www.sedar.com, and our website.

Contact

Art Halleran: 1-250-996-4211

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.